

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 27, 2009

Mr. Mark J. Mize
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, TX 77002

      Re: **Petrohawk Energy Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed April 30, 2009
              File No. 1-33334

Dear Mr. Mize:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      H. Roger Schwall
                      Assistant Director